UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of February 2010

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                            No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__

PRESS RELEASE

United-Kingdom

Veolia renews Westminster contract

Paris, 17 February 2010. Veolia Environmental Services has been awarded the prestigious, seven-year recycling and waste management contract with the City of Westminster in London, commencing September 2010. This seven-year contract is worth more than £ 260 million.
It has an option to extend for a further seven years.

The company looks forward to building upon the strong existing working relationship that has been forged over the past 14 years and promises to offer residents an even better service.  In line with the City of Westminster’s own plan and strategy tied to its ‘Building a Living City’ programme, Veolia Environmental Services has identified numerous local initiatives that can help make Westminster part of an ‘Olympic capital’ and the best place to be, including:

•	Extra investment in recycling education to increase participation rates
•	A commitment to reduce carbon emissions
•	Maintaining an effective and impressive 24 hours a day, seven days a week, 365 days a year service

Denis Gasquet, chief executive officer of Veolia Environmental Services worldwide, said: “We are delighted to have regained this very prestigious contract, one we are very proud to be in partnership with.  We believe our vast experience and unrivalled expertise in meeting the round the clock challenges of this 24/7 City, which attracts millions of people and hosts all manner of special events, has been a major factor in the decision by Westminster City Council to continue our successful partnership.”

Cllr Danny Chalkley, cabinet member for city management, said: "Our strong partnership with Veolia Environmental Services has resulted in an unrivalled reputation for the cleanliness of our streets across the borough. We take great pride in the fact that in our area street sweepers and refuse collectors are a regular and welcome sight, wherever you may live or work.”

Veolia Environmental Services
Veolia Environmental Services is the global industry benchmark for waste management, recovery and recycling. As the only operator offering the entire range of services for solid, liquid, hazardous and non-hazardous waste, Veolia Environmental Services contributes to improving the environment by bringing its public authority and industrial clients innovative, effective solutions in waste management (waste collection, pipe systems maintenance, waste treatment and resource recovery). Veolia Environmental Services generated revenue of € 10.1 billion in 2008. www.veolia-proprete.com

Veolia Environnement
Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is the worldwide reference in environmental services. With more than 330,000 employees the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in four complementary segments: water management, waste management, energy management and freight and passenger transportation. Veolia Environnement recorded revenue of €36,2 billion in 2008. www.veolia.com

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Analyst and institutional investor contact: Nathalie Pinon +33 1 71 75 01 67

US Investors contact Terri Anne Powers – Tel +1 312-552-2890

Press release also available on our web site: http://www.veolia-finance.com

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  February 17, 2010

VEOLIA ENVIRONNEMENT
By: /s/ Olivier Orsini
Name: Olivier Orsini
Title: General Secretary